                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
  U.S. Dollar 25,000,000 S&P 500 Index-Linked Variable Redemption Amount Notes
                                    of 2001,
                              due February 9, 2006






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: February 8, 2001

         The following information regarding the U.S. Dollar 25,000,000 S&P 500 Index-Linked Variable Redemption Amount Notes of 2001, due February 9, 2006 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2000) is already on file with the Securities and Exchange Commission.

     Item 1.  DESCRIPTION OF OBLIGATIONS

         (a) U.S. Dollar 25,000,000 S&P 500 Index-Linked Variable Redemption Amount Notes of 2001, due February 9, 2006.

         (b)      There will be no interest paid on the Notes.

         (c) Maturing February 9, 2006. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

         (d) The variable redemption amount for each Note will be calculated as follows:

                  Principal Amount + (140.36 x PRINCIPAL AMOUNT x ((Index Average - 1354.95)/1354.95)),

                  Where "Index Average" represents the arithmetic mean of the closing levels of the Standard & Poor's 500 Composite Price Index on the final business day of each month from issuance to final maturity, provided that the Principal Amount shall be fully protected.

         (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

         (f)      Not applicable.

         (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

         (h)      See Prospectus, pages 6-10.

         (i)      Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

Item 2. DISTRIBUTION OF OBLIGATIONS

         As of February 7, 2001, the Bank entered into a Terms Agreement with Credit Suisse First Boston Corporation (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating U.S. Dollar 25,000,000 at 100% of par. The Notes are offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about February 9, 2001.

         The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

         The Managers propose to offer all the Notes to the public at the public offering price of 100%.

Item 3. DISTRIBUTION SPREAD

              Price to                   Selling Discounts           Proceeds to the
               Public                     and Commissions                  Bank(1)
               ------                     ---------------                  -----
           Per Unit: 100%                        N/A                        100%
        Total: USD 25,000,000                                          USD 25,000,000

Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

         None

Item 5. OTHER EXPENSES OF DISTRIBUTION

         As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. APPLICATION OF PROCEEDS

         The net proceeds will be used in the general operations of the Bank.

Item 7. EXHIBITS

         A. Pricing Supplement
         B. Terms Agreement


-----------------------
(1) Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A





PRICING SUPPLEMENT


          [INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT LOGO]

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

                          Global Debt Issuance Facility

                                     No. 319

         USD 25,000,000 S&P 500 Index-Linked Variable Redemption Amount
                           Notes due February 9, 2006




                     Credit Suisse First Boston Corporation







             The date of this Pricing Supplement is February 7, 2001

This document ("Pricing Supplement") is issued to give details of an issue by International Bank for Reconstruction and Development (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997 and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.


TERMS AND CONDITIONS

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1.           No:                                              319

2.           Aggregate Principal Amount:                      United States Dollars 25,000,000

3.           Issue Price:                                     100.00 per cent.

4.           Issue Date:                                      February 9, 2001

5.           Form of Notes (Condition 1(a)):                  Registered only

6.           Authorised Denominations (Condition 1(b)):       United States Dollars 1,000

7.           Specified Currency (Condition 1(d)):             United States Dollars ("USD")

8.           Maturity Date:                                   February 9, 2006

9.           Interest Basis (Condition 5):                    Zero Coupon, provided that Condition 5(IV) and
                                                              Condition 6(c) are not applicable

10.          Relevant Financial Center:                       New York

11.          Relevant Business Day:                           New York

12.          Redemption Amount (if other than Principal       See No. 17 below
             Amount) (Condition 6(a)):

13.          Issuer's Optional Redemption (Condition 6(e)):   No

14.          Redemption at the option of the Noteholders      No
             (Condition 6(f)):

15.          Early Redemption Amount:                         See No. 17 below

16.          Governing Law:                                   New York

17.          Basis of Calculation of Variable Redemption Amount:

         (a) Variable Redemption Amount:

         On the Maturity Date, each Noteholder shall be entitled to receive the greater of (1) the Principal Amount of the Notes, or (2) the product of the Variable Redemption Amount Formula set forth in (b) below.

         (b) Variable Redemption Amount Formula:

         The product of the Variable Redemption Amount Formula for each Authorized Denomination of Notes shall be determined by Citibank, N.A. (the "Calculation Agent") and will equal:

           Principal Amount + 140.36 per cent. x Principal Amount x (INDEX AVERAGE - 1354.95)
                                                                     ------------------------
                                                                             1354.95

         Where "Index Average" is the arithmetic mean of the closing levels of the Standard & Poor's 500 Composite Price Index (the "S&P 500 Index") on the final Relevant Business Day of each month between the Issue Date and the Maturity Date (each such final Relevant Business Day an "Observation Date"), as published by Standard & Poor's Corporation ("S&P") and made available through publicly available price quotation systems, provided that the final Observation Date shall be January 26, 2006.

         (c) Discontinuance of the S&P 500 Index

         If S&P discontinues publication of the S&P 500 Index and S&P or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be an appropriate replacement for the S&P 500 Index (the "Successor Index"), then the Index Average shall be determined by reference to a combination of the closing levels for the S&P 500 Index (for all Observation Dates on which that index is published) and the closing levels for any Successor Index (for all Observation Dates on which the S&P 500 Index is not published).

         If S&P discontinues publication of the S&P 500 Index and the Calculation Agent determines, in its sole discretion, that no Successor Index is available, then the Calculation Agent shall calculate the Variable Redemption Amount in good faith in whatever manner it sees fit.

         All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Bank and the Noteholders.

         (d) Market Disruption Events

         In case of a Market Disruption Event (as defined in the 1996 ISDA Equity Derivatives Definitions, Section 4.3.(a)(i), with the term "Index" referring to the S&P 500 Index) occurring on any Observation Date, such date shall be adjusted in accordance with the "Modified Postponement" procedures set forth in Section 4.4.(d)(iii)(A) of the 1996 ISDA Equity Derivatives Definitions.

         (e) Early Redemption Amount

         In the event of a default by the Bank as referred to in Condition 9, the Variable Redemption Amount on any Notes declared due and payable will be determined by the Calculation Agent and will equal the product of the Variable Redemption Amount Formula set forth in (b) above, calculated as though the date for accelerated payment under Condition 9 was the Maturity Date.

OTHER RELEVANT TERMS

1.           Listing (if yes, specify Stock Exchange):        None

2.           Details of Clearance System approved by the      The Depository  Trust Company  ("DTC").  Settlement
             Bank and the Global Agent and Clearance and      will be on a delivery versus payment basis.
             Settlement Procedures:

3.           Syndicated:                                      No

4.           Commissions and Concessions:                     None

5.           Codes:
             (a)     Common Code:                             12470657
             (b)     ISIN:                                    US45905UBP80
             (c)     CUSIP:                                   45905UBP8

6.           Identity of Dealer:                              Credit Suisse First Boston Corporation

7.           Provisions for Registered Notes:

             (a)     Individual Definitive Registered Notes   No. Interests in the DTC Global Note will be
                     Available on Issue Date:                 exchangeable for definitive Registered Notes only
                                                              in the limited circumstances described in the
                                                              Prospectus.

             (b)     DTC Global Note(s):                      Yes: one

             (c)     Other Registered Global Notes:           No

GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 15, 2000.


                                              INTERNATIONAL BANK FOR
                                              RECONSTRUCTION AND DEVELOPMENT



                                              By:
                                                 -------------------------------
                                              Authorized Officer

                                                                       EXHIBIT B

                          TERMS AGREEMENT NO. 319 UNDER
                                  THE FACILITY

                                                               February 7, 2001

International Bank for Reconstruction and Development
1818 H Street, N.W.
Washington, D.C. 20433


The undersigned agrees to purchase from you (the "Bank") the Bank's USD 25,000,000 S&P 500 Index-Linked Variable Redemption Amount Notes due February 9, 2006 (the "Notes") described in the Pricing Supplement, dated as of the date hereof (the "Pricing Supplement") at 11:00 a.m. New York time on February 9, 2001 (the "Settlement Date") at an aggregate purchase price of USD25,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7th October, 1997, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.


1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the principal amount).

2. The purchase price specified above will be paid on the Settlement Date by the Dealer (against delivery of the Notes to an account designated by the Dealer) to Citibank N.A.,

         London Branch (DTC Account No. 2952) as custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes of which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

         For purposes hereof, the notice details of the undersigned are as follows:

         Credit Suisse First Boston
         Eleven Madison Avenue, EMA-003
         New York, NY 10010

         Attention:        Equity Derivatives & Convertible Unit
         Telephone:        (212) 325-5909
         Fax:              (212) 325-8180

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.


                                         CREDIT SUISSE FIRST BOSTON CORPORATION



                                         By:
                                             -----------------------------------
                                             Name:
                                             Title:



CONFIRMED AND ACCEPTED, as of
the date first written above:


INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT



By:
   -------------------------------------